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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 -----------

                                SCHEDULE 13G
                               (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 1)(1)

                           Intercell Corporation
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                              (Name of Issuer)

                    Common Stock, no par value per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 4584 41300
                     ----------------------------------
                               (CUSIP Number)

                             December 31, 1998
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /x/ Rule 13d-1(c)

     / / Rule 13d-1(d)

   (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5

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CUSIP No. 4584 41300                 13G                  Page 2 of 5 Pages
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 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Capital Ventures International
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 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization
     Cayman Islands
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 Number of Shares             (5) Sole Voting Power
 Beneficially                       2,530,143
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    2,530,143
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    0
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,530,143
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
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(11) Percent of Class Represented by Amount in Row (9)
     6.4%
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(12) Type of Reporting Person (See Instructions)
     CO
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CUSIP No. 4584 41300                  13G                  Page 3 of 5 Pages
--------------------                                       -----------------

ITEM 1.

    (a)   Name of Issuer
          Intercell Corporation (the "Company").
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices
          370 Seventeenth Street, Suite 3290, Denver, CO 80202
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ITEM 2.

    (a)   Name of Person Filing
          Capital Ventures International (the "Reporting Person").
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence
          One Capitol Place, P.O. Box 1787 GT. Grand Cayman,
          Cayman Islands, BWI.
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    (c)   Citizenship
          Cayman Islands.
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    (d)   Title of Class of Securities
          Common Stock, no par value per share, of the Company
          ("Common Stock").
          ---------------------------------------------------------------------
    (e)   CUSIP Number
          4584 41300
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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR
         240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) / / An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

    If this statement is filed pursuant to Rule 13d-1(c), check this box. /x/

ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:
        2,530,143 shares*
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CUSIP No. 4584 41300                  13G                  Page 4 of 5 Pages
--------------------                                       -----------------


    (b) Percent of class:
        6.4%
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    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote
              2,530,143
              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote
              0
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        (iii) Sole power to dispose or to direct the disposition of
              2,530,143
              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of
              0
              -----------------------------------------------------------------

* Note to Item 4(a). Consists of (i) 2,273,978 shares of Common Stock owned by the Reporting Person, (ii) 141,294 shares of Common Stock issuable by the Company to the Reporting Person upon conversion by the Reporting Person of 300 shares of Series C Preferred Stock of the Company based on an assumed conversion price of $3.25, (iii) 53,333 shares of Common Stock issuable by the Company to the Reporting Person upon exercise by the Reporting Person of certain warrants with an exercise price of $3.9375 and (iv) 61,538 shares of Common Stock issuable by the Company to the Reporting Person upon exercise by the Reporting Person of certain warrants with an exercise price of $3.25. The Series C Preferred Stock is convertible into Common Stock at a conversion price equal to the lessor of (i) $3.25 and (ii) 85% of the market price of the Common Stock at the time of conversion.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

         Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable

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CUSIP No. 4584 41300                   13G                 Page 5 of 5 Pages
--------------------                                       -----------------

ITEM 10. CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                       February 8, 1999
                                       ----------------------------------------
                                                         Date

                                       CAPITAL VENTURES INTERNATIONAL

                                       By: Susquehanna Advisors Group, Inc.
                                       (f/k/a Bala International, Inc. and
                                       Arbit, Inc.), pursuant to a Limited
                                       Power of Attorney, a copy of which was
                                       filed as Exhibit A to the original
                                       Schedule 13G and which is hereby
                                       incorporated by reference.

                                      By: /s/ Arthur Dantchik
                                          ------------------------------------
                                          Arthur Dantchik, President